FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTICE OF TICKER SYMBOL CHANGES

The New York Stock Exchange ('NYSE') has made available four letter ticker symbols. The HSBC Group entities named below will change their ticker symbol on the NYSE to four letters with effect from 15 November 2013:

HSBC Holdings plc

Old Symbol	New Symbol	Issue Type	Issue Name
HBC	HSBC	ADS Common	American Depository Shares (each representing 5 Ordinary Shares of nominal value US$0.50 each)
HBC PR A	HSBC PR A	ADS Preferred	American Depositary Shares evidenced by American Depositary receipts, each representing one-fortieth of a Share of 6.20% Non-Cumulative Dollar Preference Shares, Series A
HBC 21	HSBC 21	ADS Corporate Bond	5.10% Senior Unsecured Notes Due 2021
HBC 22	HSBC 22	ADS Corporate Bond	4.875% Senior Unsecured Notes due 2022
HBC 22A	HSBC 22A	ADS Corporate Bond	4.00% Senior Unsecured Notes Due 2022
HBC 36	HSBC 36	ADS Corporate Bond	$900,000,000 Subordinated Notes Due 2036
HBC 37	HSBC 37	ADS Corporate Bond	Subordinated Notes Due 2037
HBC 38	HSBC 38	ADS Corporate Bond	Subordinated Notes Due 2038
HBC 42	HSBC 42	ADS Corporate Bond	6.100% Senior Unsecured Notes Due 2042
HCS	HSEA	Structured Product	Perpetual Subordinated Capital Securities
HCS PR B	HSEB	Structured Product	Perpetual Subordinated Capital Securities, Series 2

HSBC Finance Corporation
Old Symbol	New Symbol	Issue Type	Issue Name
HSBC PR B	HSFC PR B	ADS Preferred	Depositary Shares, each representing one-fortieth of a share of 6.36% Non-Cumulative Preferred Stock, Series B
HBC /14	HSFC 14	ADS Corporate Bond	Floating Rate Notes due January 15, 2014
HBC /14A	HSFC 14A	ADS Corporate Bond	5.25% Fixed Rate Notes due January 15, 2014
HBC /15	HSFC 15	ADS Corporate Bond	5% Notes due June 30, 2015
HBC /16	HSFC 16	ADS Corporate Bond	5.5% Notes due January 19, 2016
HBC /16A	HSFC 16A	ADS Corporate Bond	Floating Rate Notes due June 1, 2016
HSBC Finance Capital Trust IX
Old Symbol	New Symbol	Issue Type	Issue Name
HBC /35	HSFC /35	ADS Corporate Bond	Capital Securities (Liquidation Amount $100,000)
HSBC USA Inc.
Old Symbol	New Symbol	Issue Type	Issue Name
HBA PR D	HUSI PR D	ADS Preferred	Depositary Shares, Each Representing a One-Fourth Interest in a share of Adjustable Rate Cumulative Preferred Stock, Series D ($100 stated value per share)
HBA PR F	HUSI PR F	ADS Preferred	Floating Rate Non-Cumulative Preferred Stock, Series F
HBA PR G	HUSI PR G	ADS Preferred	Depositary Shares, each representing one-fortieth of a share of Floating Rate Non-Cumulative Preferred Stock, Series G
HBA PR H	HUSI PR H	ADS Preferred	Depositary Shares, each representing one-fortieth of a share of 6.50% Non-Cumulative Preferred Stock, Series H
HBA PR Z	HUSI PR Z	ADS Preferred	$2.8575 Cumulative Preferred Stock ($50 stated value per share)
HBA /43	HUSI 43	ADS Corporate Bond	Zero Coupon Callable Accreting Notes due January 15, 2043
HBA /43A	HUSI 43A	ADS Corporate Bond	Zero Coupon Callable Accreting Notes due January 29, 2043
HBA /43B	HUSI 43B	ADS Corporate Bond	Zero Coupon Callable Accreting Notes due May 7, 2043
HBA /43C	HUSI 43C	ADS Corporate Bond	Zero Coupon Callable Accreting Notes due June 17, 2043

Ben J S Mathews
Group Company Secretary
HSBC Holdings plc

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,723bn at 30 September 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                       Date: 05 November 2013